UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 3)

Wavecom S.A.
(Name of Subject Company (Issuer))
Gemalto S.A.
a subsidiary of
Gemalto N.V.
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)
943531103
(CUSIP Number of Class of Securities)
Jean-Pierre Charlet
Gemalto N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX, Amsterdam
The Netherlands
+31 205 620 680
Copy to:

Laurent Faugérolas Stéphane Sabatier Willkie Farr & Gallagher LLP	Jon J. Lyman Willkie Farr & Gallagher LLP One Angel Court

21-23 rue de la Ville l’Evêque	London EC2R 7HJ, England
Paris 75008, France	+44 20 7696 5454
+33 1 53 43 45 00
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,713,010	$1,089

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €7 for each of the 1,718,330 ADSs outstanding; (y) €7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be €0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.’s (“Wavecom”) Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 and Wavecom’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.

**	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089	Filing Party: Gemalto S.A.
Form or Registration No.: SC TO-T	Date Filed: October 28, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to under Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.III: TRANSCRIPT OF BFM INTERVIEW WITH OLIVIER PIOU, NOVEMBER 18, 2008 (UNOFFICIAL ENGLISH TRANSLATION)
EX-99.A.5.IV: REUTERS NEWS ARTICLE, DATED NOVEMBER 18, 2008 (UNOFFICIAL ENGLISH TRANSLATION)
EX-99.A.5.V: REUTERS NEWS ARTICLE, DATED NOVEMBER 18, 2008
EX-99.A.5.VI:LA TRIBUNE NEWS ARTICLE, DATED NOVEMBER 19, 2008 (UNOFFICIAL ENGLISH TRANSLATION)

     This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended, initially filed with the Securities and Exchange Commission on October 28, 2008 (the “Schedule TO”) by Gemalto S.A., a société anonyme organized under the laws of France (“Purchaser”) and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible or exchangeable into new or existing Shares (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes, or “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “International Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and the Forms of Acceptance.
     Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
     Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:
     The fifth paragraph in Section 14: “Certain Legal Matters” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “German Competition Laws. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Securities pursuant to the Offers may be consummated only if the acquisition is approved by the German Federal Cartel Office (“German Cartel Office”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Purchaser of a complete notification (the “German Notification”) with respect to the Offers, unless the German Cartel Office notifies Purchaser within the one-month waiting period of the initiation of an in-depth investigation. Purchaser filed the German Notification on October 28, 2008. On November 21, 2008, Purchaser received written approval of the Offers from the German Cartel Office.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

99(a)(5)(iii)	Transcript of BFM interview with Olivier Piou, November 18, 2008 (unofficial English translation)

99(a)(5)(iv)	Reuters news article, dated November 18, 2008 (unofficial English translation)

99(a)(5)(v)	Reuters news article, dated November 18, 2008

99(a)(5)(vi)	La Tribune news article, dated November 19, 2008 (unofficial English translation)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 21, 2008

GEMALTO S.A.
/s/ Jean-Pierre Charlet
Name:	Jean-Pierre Charlet
Title:	General Counsel

GEMALTO N.V.
/s/ Olivier Piou
Name:	Olivier Piou
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008*

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)*

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)*

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)*

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)*

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008*

99(a)(5)(i)	Questions and Answers relating to the International Offer for use by the Information Agent (English translation)**

99(a)(5)(ii)	English version of press release, issued November 19, 2008***

99(a)(5)(iii)	Transcript of BFM interview with Olivier Piou, November 18, 2008 (unofficial English translation)

99(a)(5)(iv)	Reuters news article, dated November 18, 2008 (unofficial English translation)

99(a)(5)(v)	Reuters news article, dated November 18, 2008

99(a)(5)(vi)	La Tribune news article, dated November 19, 2008 (unofficial English translation)

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

*	Previously filed on Schedule TO dated October 28, 2008.

**	Previously filed on Amendment No. 1 to Schedule TO dated November 4, 2008.

***	Previously filed on Amendment No. 2 to Schedule TO dated November 19, 2008.